Exhibit 99.2

Algonquin Power & Utilities Corp. Announces Completion of Private Placement Debt Financing

OAKVILLE, ON, April 30, 2015 /CNW/—Algonquin Power & Utilities Corp. (“APUC” or the “Company”) (TSX: AQN) today announced that APUC’s regulated distribution utility business (the “Distribution Group”) has closed a U.S. $160 million private placement of senior unsecured 30 year notes bearing a coupon of 4.13%. The proceeds will be used to partially fund the previously announced acquisition of the Park Water System occurring later in 2015, and for general corporate purposes.

The funds are being drawn in two tranches: U.S. $90 million immediately on closing and U.S. $70 million in the second quarter of 2015. The financing is the fourth series of notes issued pursuant to the Distribution Group’s master indenture.

“We are very pleased with the confidence and support that our U.S. private placement investors continue to have in our Company’s strong, stable utility operations,” stated David Bronicheski, APUC’s Chief Financial Officer. “This long term 30 year financing, with a very attractive all in coupon, is an important element in achieving the expected accretion from our pending acquisition of the Park Water System.”

The senior notes have been assigned a credit rating of BBB (high) by DBRS Limited.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. is a $4.1 billion North American diversified generation, transmission and distribution utility. The distribution business group operates in the United States and provides rate regulated water, electricity and natural gas utility services to over 488,000 customers. The non-regulated generation business group owns or has interests in a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,050 MW of installed capacity. The transmission business group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

SOURCE Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information: Kelly Castledine, Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1, Telephone: (905) 465-4500, Website: www.AlgonquinPowerandUtilities.com, Twitter @AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 11:33e 30-APR-15